[Sutura Letterhead]
December 19, 2008
David Burton
Staff Accountant
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Sutura, Inc.
Item 4.02 Form 8-K
Filed November 19, 2008
File No. 0-25548
Dear Mr. Burton:
     We have received your comment letter, dated November 25, 2008, containing comments to our Form 8-K filed November 19, 2008. We have provided our responses to your comments as set forth below in this letter. For your ease of review, we have re-typed your comments in the manner they appeared in your November 25th letter to us, and have provided our response beneath the applicable question or comment.
Form 8-K dated November 19, 2008
Item 4-02. Non-Reliance on Previously Issued Financial Statements
1.	We note that you have stated “certain balance sheet items, loss figures and expense figures” in your quarterly reports for the periods ended September 30, 2007, March 31, 2008 and June 30, 2008 should not be relied upon. However, there is no indication that you concluded the financial statements in these reports should no longer be relied upon because of an error in such financial statements. Please amend your filing to identify the financial statements and years or periods covered that should no longer be relied upon. Also, please disclose when you concluded that your financial statements should no longer be relied upon. Refer to the guidance in Item 4.02(a) under Section 4 of Form 8-K.

Response:
We acknowledge your comment and will file an amendment to the 8-K to indicate that the (i) Unaudited Consolidated Balance Sheets on September 30, 2007, March 31, 2008 and June 30, 2008 should no longer be relied upon because of an error in the financial statements for those periods; (ii) the Unaudited Consolidated Statements for Operations for the periods ended September 30, 2007, March 31, 2008 and June 30, 2008, and (iii) the Audited Consolidated Balance Sheet as of December 31, 2007 due to errors in those financial statements as indicated in the 8-K. We will also indicate in that amendment that we discovered such error on or about November 18, 2008, in connection with responding to comments to our 10-K received from the Securities and Exchange Commission (“SEC”). We will file our amendment to the 8-K on or before December 24, 2008.

2.	Please tell us if your certifying officers have considered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the years ended December 31, 2007 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your quarter ended September 30, 2008.
Response:
The certifying officers have considered the effect on the adequacy of our disclosure controls and procedures as of the end of the periods covered by our Form 10-KSB for the year ended December 31, 2007 in light of the material error you have disclosed. The company had made a determination as to the amortization of certain expenses over a period of time that was reviewed by its outside auditors. We and our auditors believed at that time that the disclosure complied with FASB disclosure requirements. However, as a result of discussions with the SEC, we now concur with the position of the SEC that the expense should have been amortized immediately. The error has had no effect on our evaluation of the disclosure controls and procedures as of the quarter ended September 30, 2008 due to the fact that the Company believes that the error did not result due to a lack of adequate controls or procedures, but instead resulted from differing interpretations of the FASB disclosure requirements.

Please feel free to contact the undersigned at the Company should you have any further questions or comments
          Sincerely,
/s/ Richard Bjorkman

Richard Bjorkman,
  Vice President and Chief Financial Officer